

Mail Stop 3561

September 9, 2008

Ms. Ellen J. Talles
President
Sadhana Equity Investment, Inc.
854 NE 78th Street
Boca Raton, Florida 33487

      Re: **Sadhana Equity Investment, Inc.**
            Form 10-KSB for the Year Ended December 31, 2007
            Filed February 22, 2008
            File No. 0-52188

Dear Ms. Talles:

      We have completed our review of your Form 10-KSB have no further comments at this time.

                    Sincerely,

                    William Thompson
                    Accounting Branch Chief